Exhibit 12.1

Plum Creek Timber Company, Inc.
Ratio of Earnings to Fixed Charges

		Years Ended December 31,
(Dollars in Millions)	9 Months Ended September 30, 2012	2011	2010	2009	2008	2007
Consolidated Pretax Income from Continuing Operations	$81	$136	$146	$150	$193	$279
Fixed Charges (per below)	108	144	143	153	158	155
Distributed Income of Equity Investees	56	56	57	53	—	—
Interest Capitalized	(1)	(1)	(1)	(1)	(1)	(1)
Earnings	$244	$335	$345	$355	$350	$433

Interest and Other Financial Charges	$106	$141	$140	$150	$154	$151
Interest Portion of Rental Expense	2	3	3	3	4	4
Fixed Charges	$108	$144	$143	$153	$158	$155

Ratio of Earnings to Fixed Charges	2.3	2.3	2.4	2.3	2.2	2.8

Plum Creek Timberlands, L.P.
Ratio of Earnings to Fixed Charges

		Years Ended December 31,
(Dollars in Millions)	9 Months Ended September 30, 2012	2011	2010	2009	2008	2007
Consolidated Pretax Income from Continuing Operations	$124	$194	$204	$208	$207	$279
Fixed Charges (per below)	65	86	85	95	144	155
Distributed Income of Equity Investees	56	56	57	53	—	—
Interest Capitalized	(1)	(1)	(1)	(1)	(1)	(1)
Earnings	$244	$335	$345	$355	$350	$433

Interest and Other Financial Charges	$63	$83	$82	$92	$140	$151
Interest Portion of Rental Expense	2	3	3	3	4	4
Fixed Charges	$65	$86	$85	$95	$144	$155

Ratio of Earnings to Fixed Charges	3.8	3.9	4.1	3.7	2.4	2.8

During 2008, PC Ventures I, LLC (“PC Ventures”), a 100% wholly-owned subsidiary of Plum Creek Timber Company, Inc., made a $783 million capital contribution to Plum Creek Timberlands, L.P. in exchange for a Series T-1 Redeemable Preferred Limited Partnership Interest (“Series T-1 Preferred Interest”), a preferred interest in Plum Creek Timberlands, L.P. The Series T-1 Preferred Interest provides for a return of 7.375% per annum (approximately $58 million) on its contributed capital of $783 million. In the computation of the ratio of earnings to fixed charges for Plum Creek Timberlands, L.P. above, the Series T-1 Preferred Interest is not subtracted from Consolidated Pretax Income from Continuing Operations and has been excluded from the calculation of Fixed Charges because these transactions are between affiliated entities. Further discussion of the Series T-1 Preferred Interest in Plum Creek Timberlands, L.P. can be found in the audited consolidated financial statements of Plum Creek Timberlands, L.P. for the three years ended December 31, 2011, which were included on Form 10-K of Plum Creek Timber Company, Inc. and filed with the SEC on February 24, 2012.